Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Material Notice – Share Repurchase Program, August 2, 2006

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ nº 33.256.439/0001 - 39

MATERIAL NOTICE

Pursuant to CVM Instruction nº 358 of January 3, 2002, ULTRAPAR PARTICIPAÇÕES S.A. informs its Shareholders that, at a meeting held on August 2, 2006, the Board of Directors approved, in accordance with Article 7º of the Company Bylaws, CVM Instruction nº 10 of February 14, 1980, amended by CVM Instructions nº 268 of November 13, 1997 and nº 390 of July 08, 2003, and CVM explanatory Note nº 16/80, a share repurchase program of its own nominative preferred shares, for cancellation or holding as treasury stock, with no reduction in capital stock, and subsequent sale. The Board of Directors understands that the acquisition of preferred shares for holding as treasury stock is an attractive option for investing the Company’s available financial resources. The share repurchase program will adopt the following criteria:

1.	Repurchase limit, as per Articles 3º and 5º of the said CVM Instruction nº 10/80 and the ownership structure as of August 2, 2006: up to 2,723,106 (two million, seven hundred and twenty three thousand, one hundred and six) preferred shares, corresponding to 10% of the free float in preferred shares, excluding the 377,847 (three hundred and seventy seven thousand, eight hundred and forty seven) preferred shares currently held as treasury stock.

Total shares in circulation: 31,895,512 (thirty one million, eight hundred and ninety five thousand, five hundred and twelve)

preferred shares, from which 885,979 (eight hundred and eighty five thousand, nine hundred and seventy nine) preferred shares held by the controlling shareholders, were excluded;

2.	Repurchase period: 365 (three hundred and sixty five) days Beginning: August 3, 2006 Ending: August 2, 2007;

3.	Acquisition price: market price;

4.	Institutions authorized to act as brokers:

a) ITAÚ CORRETORA DE VALORES S.A Av. Engenheiro Armando de Arruda Pereira, 707 Torre Eudoro Villela – 15th floor - São Paulo/SP

b) MAGLIANO S.A CCVM Rua Bela Cintra, 986 – 2nd floor - São Paulo/SP

c) UBS WARBURG CCVM S.A. Praia de Botafogo, 228 – 16th floor, ala B - Rio de Janeiro/RJ

São Paulo, August 2, 2006.

Fabio Schvartsman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	August 2, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Relevant Notice – Share Repurchase Program, August 2, 2006)